Art 2|10|2003

03002079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
JAN 29 2003
WASH. D.C. 181 SECTION

*XTC 2/4

SEC FILE NUMBER
8-51707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/03/01 (MM/DD/YY) AND ENDING 11/29/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Online, LLC.

OFFICIAL USE ONLY
13-5108880
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Holloway (212) 902-1360
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

OK 2-14

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

January 27, 2003

State of New York
ss:
County of New York

I, the undersigned, Director, Chief Financial Officer, Chief Operating Officer and Vice President of Goldman Sachs Online, LLC, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Goldman Sachs Online, LLC as of November 29, 2002, are true and correct. I further affirm that neither the broker or dealer nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, pursuant to New York Stock Exchange Rule 418, I affirm that the attached financial statements and supplemental schedules as of November 29, 2002, have been or will be made available to the officers and directors of the firm.

Mark W. Holloway
Director, Chief Financial Officer, Chief Operating Officer and Vice President

Subscribed and sworn before me;

This 27th day of January, 2003

Margaret A. Hepworth

MARGARET A. HEPWORTH
NOTARY PUBLIC, State of New York
No. 01HE5019376
Qualified in Richmond County
Certificate filed in New York County
Commission Expires Nov. 1, 2005

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
JAN 29 2003
WASH. D.C. 181 SECTION

GOLDMAN SACHS ONLINE, LLC

Statement
of
Financial Condition
as of November 29, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Goldman Sachs Online, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Online, LLC (the "Company") at November 29, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

GOLDMAN SACHS ONLINE, LLC

STATEMENT of FINANCIAL CONDITION

November 29, 2002

ASSETS:

Cash and cash equivalents	$	21,679,856
Other assets		9,537
	$	21,689,393

LIABILITIES and MEMBER'S EQUITY:

Other liabilities and accrued expenses	$	14,376
Member's equity		21,675,017
	$	21,689,393

The accompanying notes are an integral part of this financial statement.

GOLDMAN SACHS ONLINE, LLC

NOTES to the FINANCIAL STATEMENT

November 29, 2002

Note 1. Description of Business

Goldman Sachs Online, LLC (the "firm"), a registered U.S. broker-dealer, is a wholly-owned subsidiary of Goldman, Sachs & Co. ("GS&Co."), a registered U.S. broker-dealer. The firm is a limited purpose broker-dealer and is authorized to participate in the distribution of underwritings to electronic broker-dealers. To date, the firm has participated in one underwriting, the initial public offering of its ultimate parent, The Goldman Sachs Group, Inc., on May 7, 1999.

Note 2. Significant Accounting Policies

Basis of Presentation

This financial statement includes the accounts of the firm and the results of transactions with its parent company, GS&Co.

This financial statement has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding matters that affect the financial statements and related disclosures. These estimates and assumptions are based on judgement and available information and, consequently, actual results could be materially different from these estimates.

Cash and cash equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business. Cash and cash equivalents were predominantly held by an offshore affiliate of a U.S. money center bank.

Provision for Taxes

Taxes payable are included in other liabilities and accrued expenses in the statement of financial condition.

Note 3. Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule," and has elected to compute its regulatory net capital in accordance with the "Basic Net Capital Requirement" of that rule. As of November 29, 2002, Goldman Sachs Online, LLC had regulatory net capital, as defined, of $565,480, which exceeded the amount required by $515,480.

GS&Co. intends to withdraw $21,000,000 of capital from the firm within the next six months. This withdrawal is not expected to affect the regulatory net capital of the firm.

The firm has no customers as defined by Rule 15c3-3, and therefore does not perform the Computation for Determination of Reserve Requirements under Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Member of
Goldman Sachs Online, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Goldman Sachs Online, LLC (the "Company") for the year ended November 29, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 29, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 27, 2003